# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aldel Financial II Inc., CIK 0002031561
CUSIP: G01558108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Date of event which requires filing of this statement: 10/23/2024
Filed by CIK 0002031565
Persons authorized to receive notices and communications: Robert I. Kauffman, 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143, (847) 791 6817

## Reporting persons
- Aldel Investors II LLC (CIK 0002031565): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 5,948,214; shared voting power 0; sole dispositive power 5,948,214; shared dispositive power 0; aggregate amount beneficially owned 5,948,214 (19.9% of the class)
  Comment: Consists of (i) 477,500 shares of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") underlying the private placement units held directly by Aldel Investors II LLC and (ii) 5,470,714 shares of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares") held directly by Aldel Investors II LLC, which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Robert I. Kauffman is the manager of Aldel Investors II LLC and therefore has voting and investment power over the Class A Ordinary Shares and Class B Common Stock held by Aldel Investors II LLC.
  
  Based on 29,868,214 Class A Ordinary Shares deemed to be outstanding, including (i) 23,000,000 Class A Ordinary Shares currently issued and outstanding, (ii) 6,160,714 issuable upon conversion of Class B common stock held by Aldel Investors II LLC and other initial shareholders of the Issuer, and (iii) 707,500 Class A Ordinary Shares underlying the units held by Aldel Investors II LLC and BTIG LLC, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 23, 2024.
- Robert I. Kauffman (CIK 0001124462): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,048,214; shared voting power 0; sole dispositive power 6,048,214; shared dispositive power 0; aggregate amount beneficially owned 6,048,214 (20.2% of the class)
  Comment: Consists of (i) 100,000 Class B Ordinary Shares held by Robert I. Kauffman, (ii) 477,500 Class A Ordinary Shares underlying the private placement units held by Aldel Investors II LLC and (iii) 5,470,714 Class B Ordinary Shares held by Aldel Investors II LLC. Robert I. Kauffman is the manager of Aldel Investors II LLC and therefore has voting and investment power over the Class A Ordinary Shares and Class B Common Stock held by Aldel Investors II LLC.
  
  Based on 29,868,214 Class A Ordinary Shares deemed to be outstanding, including (i) 23,000,000 Class A Ordinary Shares currently issued and outstanding, (ii) 6,160,714 issuable upon conversion of Class B common stock held by Aldel Investors II LLC and other initial shareholders of the Issuer, and (iii) 707,500 Class A Ordinary Shares underlying the units held by Aldel Investors II LLC and BTIG LLC, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 23, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Aldel Financial II Inc.
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the Issuer's shares of Class A ordinary shares (the "Class A Ordinary Shares"), par value $0.0001 per share, of Aldel Financial II Inc. (the "Issuer"). The address of the Issuer's principal executive office is 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Aldel Investors II LLC, a Delaware limited liability company (the "Sponsor"), and (ii) Robert I. Kauffman. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o Aldel Investors II LLC, 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Mr. Kauffman serves as the manager of the Sponsor and the Chief Executive Officer and Chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: The Sponsor -- Delaware, U.S.A.

Individuals: Robert I. Kauffman -- United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on July 19, 2024, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B Ordinary Shares (the "Founder Shares"), pursuant to a Securities Subscription Agreement by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sposor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

On October 23, 2024, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 477,500 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of October 21, 2024, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per share (as described more fully in the Issuer's Final Prospectus dated October 21, 2024).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Robert I. Kauffman have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) As of October 23, 2024, the Sponsor directly beneficially owned 477,500 Class A Ordinary Shares and 5,470,714 Founder Shares (collectively, the "Sponsor Shares"). As the manager of the Sponsor, Mr. Kauffman may be deemed to beneficially own the Sponsor Shares. Mr. Kauffman also received 100,000 Founder Shares from the Sponsor in his capacity as the Chairman of the board of directors of the Issuer.

The Sponsor Shares represent approximately 19.9% of the 29,868,214 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 23, 2024 (the "Final Prospectus"). Mr. Kauffman may be deemed to beneficially own 6,048,214 Class A Ordinary Shares, representing approximately 20.2% of the 29,868,214 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Final Prospectus.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) and (b) As of October 23, 2024, the Sponsor directly beneficially owned 477,500 Class A Ordinary Shares and 5,470,714 Founder Shares (collectively, the "Sponsor Shares"). As the manager of the Sponsor, Mr. Kauffman may be deemed to beneficially own the Sponsor Shares. Mr. Kauffman also received 100,000 Founder Shares from the Sponsor in his capacity as the Chairman of the board of directors of the Issuer.

The Sponsor Shares represent approximately 19.9% of the 29,868,214 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 23, 2024 (the "Final Prospectus"). Mr. Kauffman may be deemed to beneficially own 6,048,214 Class A Ordinary Shares, representing approximately 20.2% of the 29,868,214 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Final Prospectus.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on July 19, 2024, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B Ordinary Shares (the "Founder Shares"), pursuant to a Securities Subscription Agreement by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sposor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 hereto.

Placement Units Purchase Agreement between the Issuer and Sponsor

On October 23, 2024, simultaneously with the consummation of the IPO, the Sponsor purchased 477,500 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.2 hereto.

Insider Letter

On October 21, 2024, in connection with the IPO, the Issuer, the Sponsor, officers and directors of the Issuer entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor officers and directors of the Issuer agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.3 hereto.

Registration Rights Agreement

On October 21, 2024, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.4 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of July 19, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on September 30, 2024).

Exhibit 10.2 Private Placement Units Purchase Agreement, dated as of October 21, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 25, 2024).

Exhibit 10.3 Letter Agreement, dated as of October 21, 2024, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 25, 2024).

Exhibit 10.4 Registration Rights Agreement, dated as of October 21, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 25, 2024).

Exhibit 99.1 Joint Filing Agreement, February 14, 2025, by and among the Reporting Persons.

## Signatures
- Aldel Investors II LLC: /s/ Robert I. Kauffman, Robert I. Kauffman/Managing Member (02/14/2025)
- Robert I. Kauffman: /s/ Robert I. Kauffman, Robert I. Kauffman (02/14/2025)